Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET REPORTS RESULTS OF VOTE AT SPECIAL MEETING

HOUSTON, June 30, 2008 - ExpressJet Holdings (NYSE: XJT) announced today that its stockholders approved the issuance of such number of shares of its common stock as may be reasonably necessary to repurchase all of the company's outstanding 4.25% convertible notes due 2023 and an increase of the company's authorized common stock from 200 million shares to 400 million shares. The company continues to work with its financial advisors and hold discussions with certain holders of the convertible notes. The company is considering potential modifications to the indenture governing the notes to provide improved terms for noteholders to minimize the number of shares that would be required to satisfy the company's repurchase obligations under the indenture.

ExpressJet sought stockholder approval of these proposals in order to provide greater flexibility in satisfying its repurchase obligations with respect to its convertible notes. Following approval of the proposals, the company anticipates that it would be able to satisfy its repurchase obligations entirely in shares of common stock were it to become necessary. Under the indenture governing the notes, holders may require the company to repurchase their notes on August 1, 2008, and the company has provided written notice to the trustee of its intention to pay the repurchase price wholly in shares of common stock. The company is unable to predict whether, or how many, noteholders will require it to repurchase their notes.

Important Information Regarding Tender and Exchange Offer

This release is not a recommendation, an offer to purchase or a solicitation of an offer to sell any securities of the company. The company has not commenced the tender and exchange offer required under the indenture. Upon commencement of the tender and exchange offer, the company expects to file with the SEC a tender offer statement on Schedule TO and related exhibits, including an offer to exchange, letter of transmittal, and other related documents. Securityholders are urged to carefully read these documents when they become available, as they will contain important information, including the various terms of, and conditions to, the tender and exchange offer. Securityholders can obtain a copy of the tender offer statement, letter of transmittal and other related materials, when they become available, free of charge from the SEC's Edgar Database, which can be accessed through the SEC's Internet site (www.sec.gov).

About ExpressJet

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 175 destinations in North America and the Caribbean with approximately 1,500 departures per day. Operations include capacity purchase and pro-rate agreements for mainline carriers; providing clients customized 50-seat charter options; and ExpressJet branded flying, providing non-stop service to markets concentrated in the West, Midwest and Southeast regions of the United States. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States. For more information, visit www.expressjet.com.

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